PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three months ended April 30, 2019

Dated:  June 24, 2019

The selected financial information set out below and certain comments which follow are based on and derived from the unaudited interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the three months ended April 30, 2019 and from the audited financial statements for the year ended January 31, 2019 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol “BKM” and on the NYSE MKT Equities Exchange under the symbol “PBM” until the voluntary delisting on April 29, 2016.  The Company’s shares also trade on the OTC under the symbol “PBMLF”.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is usually conducted at a conceptual design level prior to detailed engineering.  The Company’s Environmental Assessment Application was based on a Feasibility level design, a comprehensive technical and economic study.

Years of science based study performed by qualified professionals in a number of scientific disciplines determined that our project could be constructed, operated and decommissioned without significant adverse effects on the local environment.  We were advised that the Assessment Reports from the BCEAO and CEAA contained statements of no significant adverse effects, which is the goal of any potential mining project.

PBM believes that any further assessment should be completed in support of the Mines Act/Environmental Management Act permits and would be completed after receiving the Environmental Assessment Certificate and prior to obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.

PBM believes that it has accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of the Environment and First Nations and proposes a project that uses unprecedented measures to be protective of the environment.  PBM has committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

For the three month period ended April 30th

In February 2019, PBM received a letter from Kevin Jardine, Associate Deputy Minister, Environmental Assessment Office which stated in part:  “As you note, the new Act, which is not yet in force, does not include an option for reassessment.  However, if and when the Lieutenant Governor in Council brings the new Act into force, the order for reassessment made by Ministers in July 2015 will continue to be in effect under the transition provisions of the new Act.  The order for reassessment will continue in force until it is suspended or cancelled under the new Act.  The Environmental Assessment Office (EAO) will conduct the reassessment consistent with its practice and procedures as they evolve and are informed by the principles of the new Act.”  It also included the following:  “As you know, the order for reassessment provided that the reassessment must be completed within three years of the approval of the SAIR.  This timeline was based on the assumption that the first step set out in section 5.1 of the reassessment order, the provision of the draft SAIR, would be completed in a reasonable time frame.  Given that three and a half years have now passed since the order was made by the Ministers, some consideration may need to be given to whether the information provided in the Application has become outdated and what, if any, steps may be required in order for information to be updated in order for Ministers to make an informed decision.  I note in your letter your desire to advance this Project.  If that is the case, please advise, within 30 days of your receipt of this letter, when you will provide the draft SAIR for review.  If I do not hear from you in this regard, or if you are unable to commit to a date by which you would provide the draft SAIR, then I will consider the appropriate next steps to ensure this proceeds in a timely manner or is otherwise concluded.”

In March 2019, PBM answered Kevin Jardine and said “We will prepare the draft SAIR for   review.  We expect that we will require 30 days to provide that document.  Our issue with the SAIR has to do with the fact that the original decision announced on October 1, 2012 was based on the referral documents provided by Derek Sturko to Ministers Lake and Coleman.  It appears that the original decision was based on incorrect information.  Because of the incorrect information provided to the Ministers, and the statement from the EAO representatives that we would need to start the entire process again if we wanted the certificate, and that we could not get the Ministers or the EA to address any of the errors or even review the facts, we had no choice but to seek the assistance of the court to preserve the progress we had made to date.  We were very pleased with the judgement from the court as we believed that a new referral would correct the misinformation that was part of the original decision.  Unfortunately, that was not the case.  After an additional year went by and more responses were required on matters outside of our terms of reference, including the dam failure at Mt. Polley, we were finally in the decision phase again.  We were disturbed that the EAC Rejection Response dated October 30, 2012, prepared by our Qualified Professional (Harvey McLeod, P.Eng of Klohn Crippen Berger) was ignored.  This document was emailed to the ministers and posted on the Company's website in October 2012.  And even more disturbing to us was that the Executive Directors Recommendation of September 2012 was part of the referral documents yet again.  With all of the misinformation again presented to the Ministers, we end up with the decision of Further Assessment Required.  We are now prepared to proceed with the hope and expectation that a meaningful two way discussion on the necessary details will be part of the next phase in our long stay in the EA process.”

In April 2019, PBM submitted a first draft document and stated:  “Please find enclosed our first attempt at preparing the draft SAIR for review.  We hope that this document will be a starting point for the preparation of a document that will meet the need dictated by the Section 17 order.  We found it difficult to find any comparable documents online to use as a guideline and/or example of what is expected in a report of this nature.  The only SAIR we could find was the one for Garibaldi At Squamish Project from November 2013 and it is for an all-season resort, not an easy comparison to a mining project.  We look forward to your feedback on this early version.”

During the three month period ended April 30, 2019, the Company did not announce or complete any private placements or issue any common shares on exercise of options or grant any options.  Due to the death of an optionee, 30,000 options were cancelled.  The Company issued 1,575,565 common shares on exercise of warrants.

Prior to January 31, 2019

The Company commenced baseline data collection to support the information requirements for the Application in 2002.

In October 2002, PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources (“BCEMPR”), BC Environmental Assessment Office (“BCEAO”), BC Ministry of Environment (“MOE”), BC Ministry of Forests (“MOF”), Canadian Environmental Assessment Agency (“CEAA”), Lake Babine Nation (“LBN”) and the Village of Granisle.

On September 30, 2003, PBM entered the Pre-Application stage of EA.  PBM submitted the draft Terms of Reference on October 14, 2005.  The Company attended various meetings and working group sessions and PBM was issued the Section 11 Order identifying the scope, procedures and methods for the Environmental Assessment on January 18, 2008.  On November 17, 2008, the revised draft Application Terms of Reference was sent out for Public comment.  On May 21, 2009, the approved Terms of Reference was issued.  On September 28th, PBM submitted the EAC application and was notified on October 27th that the Application failed Screening.

Starting in January 2010, PBM conducted additional drilling to further characterize pit walls, and collected additional water quality samples and measured water flow and in situ properties of streams 5, 7, 8, 10 and Morrison Lake and collected visual estimates of flow in stream 6 and other minor streams.  On May 27th, the Application (Addendum) was re-submitted to BCEAO and accepted for review on June 28th.  On July 22nd, the 70 day public and working group comment period started and lasted until October 24th.

In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake and other streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and a Fish Habitat Compensation Plan.

Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued in 2011.  PBM receives report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey completed.

On March 16, 2011, the Gitxsan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office were included in “First Nations”.

In July 2011, PBM submitted the updated information (Review Response Report #2) and the review resumed again and on September 6th, EAO issued the draft Assessment Report for comments.

In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.  EAO requested a 3rd Party Review on Hydrogeology and Water Quality.  The 3rd Party Review concluded the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for EAC applications of other mining projects in B.C.

Additional meetings and revisions to the application continued including discussion on lining the Tailings Storage Facility with a geo-membrane and the placement of the diffuser in Morrison Lake.  PBM committed, if required, to lining the Tailings Storage Facility with an engineered soil barrier and/or geo-membrane to limit seepage into the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat.

On August 21, 2012, BCEAO completed the Environmental Application Review Stage and their referral documents were submitted to the Ministers for decision.  PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers, and on August 29th, PBM received the (unsigned) Environmental Assessment Certificate #M12-01.

Following the refusal by the Ministry of Environment to issue an EAC for the project on October 1, 2012, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision of the Court stated that the rejection failed to comport with the requirements of procedural fairness and that Pacific Booker should not have been prevented from learning at least the substance of the recommendations and the decision stipulated that Pacific Booker and the interveners would be entitled to be provided with the Executive Director’s recommendations to the Ministers, and would be entitled to provide a written response to the recommendations.

On January 24, 2014, the Company received a letter from the EAO outlining their key concerns.  In March, KCB’s letter that accompanied the technical response stated “the document continues to support our opinion that the Project will not have a risk of significant adverse environmental effects and addresses the main items of concern identified by the EAO Decision Response Document”.  KCB’s report states their belief that the design is protective of the environment and presented clarification of the rationale and the potential for environmental effects.  Further supporting that assessment, three Technical Expert Opinions were included for lake modeling of water quality predictions, aquatic effects and geomembrane liners.  BCEAO allowed to April 25th for the members of the Working Group to submit their responses to that report.  On April 29th, PBM was advised that the second phase of the reconsideration process was complete and was given until May 23rd to reply.  PBM submitted a report, prepared by KCB, in response to the new items raised by the Working Group.  On July 4th, the EAC application was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration, stating a 45 day timeline (subject to any extensions) for a decision by the Ministers would apply.  On August 18th, the Minister of Environment suspended the environmental assessment pending the outcome of the Independent Expert Engineering Investigation and Review Panel of the tailings dam breach at the Mt. Polley mine.

The Independent Review Panel Report on the investigation into the failure of the tailings storage facility (“TSF”) at the Mount Polley Mine was released on January 30, 2015.

On February 20, 2015, PBM received a letter from Doug Caul, Associate Deputy Minister, BCEAO providing PBM an opportunity to comment on the Mount Polley Investigation and Report in relation to the Morrison project, focusing on the potential implications of the recommendations of the Report to Morrison and effects relating to its proposed tailings management facility.  On March 20th, PBM submitted a report, prepared by KCB, in response to the Recommendations.  The report continues to support their opinion that the Morrison project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment.  On April 17th, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the e-PIC site.  On May 8th, PBM submitted a response to the Aboriginal groups’ comments on both the Mount Polley Independent Technical Review Board Panel Report Recommendations and the Company’s response to the Report, including a letter, prepared by Harvey McLeod of KCB, which addresses the points raised in the April letters from the First Nations.  On June 10th, PBM announced that the Minister of Environment had lifted the suspension.  The time period remaining for the environmental assessment of the Morrison Project was 30 days, ending on July 9, 2015.  On July 8th, PBM announced that the Minister of Environment and the Minister of Energy and Mines made a decision under Section 17(3)(c) of the Environmental Assessment Act, ordering that the Morrison Project undergo further assessment.  The scope of the further assessment includes many components which are required to be completed in support of the Mines Act/Environmental Management Act permits and was planned to be completed prior to applying for permits after receiving the EA Certificate.

In July and August 2015, PBM consulted with legal and technical advisors for suggestions on the best method to address the issues raised in the communication received from the Ministers.  Raymond Mah, with over 30 years of experience in the mining industry and an extensive background in mine developments taking projects from evaluations through design, construction and into operations, will also be assisting on the Morrison Project.

On December 23, 2015, the Company submitted a document in response to the July decision by the Minister of Environment and Minister of Energy & Mines that the Morrison Project undergo further assessment.  The document was acknowledged as received by Kevin Jardine, Associate Deputy Minister, Environmental Assessment Office.

On February 16, 2016, three PBM directors and Robin Junger, of McMillan LLP, attended a meeting in Prince George at the request of the Lake Babine Nation (“LBN”).  Dominique Nouvet of Woodward and Company (legal firm handling treaty negotiation matters for LBN) initiated the meeting on behalf of the LBN and was in attendance.  The Chief and Councillors spoke from prepared notes.  Our directors were advised that the LBN’s Chief and Council would not support the Morrison project at this time.  An announcement had been prepared and released to a newspaper by the LBN in advance of the meeting.  On the same day as the meeting, the announcement was posted on the LBN website stating “BC rejected this Mine for good reason in 2012”.  Contrary to that statement is the judgement from BCEAO of no significant adverse effects.

The Company, through counsel at Hunter Litigation Chambers, filed two separate requests to the Environmental Assessment Office, the Ministry of Environment, the Ministry of Energy and Mines and the Ministry of Forests, Lands and Natural Resource Operations to access records under the Freedom of Information and Protection of Privacy Act, to obtain further information relating to the July 2015 decision of the Ministers that the Morrison Project undergo further assessment and to obtain the professional qualifications of three reviewers involved in assessing the Environmental Assessment Certificate application.

These requests were submitted in September 2015 and January 2016.  By January 31, 2017, the Company had received some information under the FOIPPA and reviewed that material.  From the material received from the FOI requests, PBM became aware of communications between the deciding Ministers and interested parties during the decision phase of the original review.  These communications were not provided to PBM and may have contained items that were not factual, but were accepted as fact.

PBM prepared a corporate presentation to assist with correcting the misinformation that has been disseminated and accepted during the process.  The presentation is available on our website at http://www.pacificbooker.com/pdf/corporate_presentation.pdf.

On February 2, 2017, the Company posted a video on the company website.  The video shows the Morrison Project location, the mine site plan (showing the proposed open pit and tailings management facilities and the changes in those items over the anticipated life of the mine), the processing plant and a tour of the main waterways between the project site and the Pacific Ocean.  The video is posted at:  http://www.pacificbooker.com/property.htm.

PBM completed water monitoring work on the Morrison Lake to provide a full year (May 2016 to May 2017) of consecutive data.  The monitoring program was conducted using temperature loggers to obtain continuous concurrent measurements of Morrison Lake inflow/outflow temperature and lake thermal stratification to determine the lake’s mixing patterns over a year-long timeframe.  In addition to collecting continuous temperature data, profiles were collected regarding specific conductivity, dissolved oxygen (both % saturation and milligrams per litre), pH and temperature.  The data collected during this thermal stratification study will provide information for detailed modelling of diffuser inputs to the lake and supports the stratification assumptions made by Dr. Laval and Dr. Lawrence during their independent environmental affects assessments of the proposed Morrison Lake diffuser.

The report concludes that the Morrison Lake is a typical dimictic lake, with waters that mix from top to bottom during two mixing periods each year, with stratification beginning in the spring, strengthening through the summer and then breaking down through the fall.  Stratification is the natural separation of water in a lake into layers due to the change in water's density with temperature.  The 2016 Morrison Lake Thermal Stratification Study interim report and the Supplement (final) report can be found on the reports page of our website at:  http://www.pacificbooker.com/reports.htm

During the BC Election campaign in April and May 2017, PBM sent individual emails to 86 Liberal, 80 NDP and 79 Green Party Candidates on 14 days during the campaign and those emails were subsequently sent to approx. 1,000 subscribed individuals in our news list.  The purpose of these “plain language” communications was to give the readers an understanding of our experience during the judgement phases of the Environmental Assessment process and the impact of the decisions made by the Ministers involved.  The emails have been compiled in a pdf file and has been posted on our website at:

http://www.pacificbooker.com/pdf/2017%20Campaign.pdf

The Company is following the news media coverage of the new provincial government and observing the processes used.  PBM has noted that new individuals have been posted on the Morrison EAO Project Information website as Project Lead, Executive Project Director and a Compliance & Enforcement Lead.  The updated information is shown at the following link:

https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/project-details

In February 2018, PBM sent a letter to Premier John Horgan, Andrew Weaver (BC Green party leader), Andrew Wilkinson (BC Liberal party leader) and David Eby (Attorney General) and reminded them of the issues we face and requesting that they address the wrong done by the October 2012 unfair decision to refuse to grant the EAC for the Morrison project.  In April 2018, we also sent a letter to the same 4 individuals and cc’d the Chief and Council of the LBN, advising the readers of the history of our relationship with the LBN.

PBM received a response from David Eby which expressed the opinion that PBM had been given the opportunity to respond to the “unfavourable recommendations of the Executive Director of the Environmental Assessment Office before the Minister’s decision was made.”  He indicated that as PBM did not seek judicial review of the Minister’s Order of July 7, 2015, the Order remains if effect.  He also said “I appreciate your taking the time to write.”

PBM replied to the Attorney General thanking him for responding to our letters.  We reminded him that the Environmental Assessment Office (and the Working Group) was not mentioned as part of the reconsideration process in Justice Affleck’s remedy and therefore, PBM does not agree with the statement that “Pacific Booker has since been provided with an opportunity to make representations to the Ministers, as anticipated by Justice Affleck’s decision.”

We also reminded Mr. Eby that when the reconsideration process was completed, the report titled Recommendations of the Executive Director (dated September 20, 2012) was included with the referral documents.  That report should not have been included in the new referral as it was part of the decision that was quashed by the court in December 2013.

PBM concluded the letter to Mr. Eby with the statement:  “All we are asking for is a fair and unbiased review.  But with the Order from the previous Ministers still in effect, we have little hope of getting an unbiased review when we can’t even get the EAO to clarify the precise nature of the environmental work required by Schedule A of the Section 17 Order.”

At no time in the reconsideration process did PBM have direct communication with the Ministers.  All communications were with the EAO.  And even when we directed our correspondence to the Ministers, it was answered by the EAO, as was the case in April 2016, when PBM’s council (John J.L. Hunter, Q.C.) addressed a letter to the Ministers of Environment and Energy and Mines.  The response was received from Kevin Jardine (Associate Deputy Minister, Environmental Assessment Office) as follows: “I am responding to your letter dated April 5, 2016, addressed to the Ministers of Environment and Energy and Mines (Ministers).  As your enquiry falls under the responsibility of the Environmental Assessment Office (EAO) I have been asked to respond on their behalf.”

In May 2018, PBM completed an analysis of the documents that were submitted by Derek Sturko as the Recommendation of the Executive Director to the Ministers for the 2012 decision.  The document has been posted at:  http://www.pacificbooker.com/reports.htm.  PBM sent a letter (and supporting documents) to George Heyman (Minister of Environment and Climate Change Strategy) and to Michelle Mungall (Minister of Energy, Mines and Petroleum Resources) and cc’d Premier John Horgan, Andrew Wilkinson, Dr. Andrew Weaver and David Eby.  In our letter, we reminded the new Ministers who we are and included a little snapshot of our history in the EAO process.  We also stated “If the EAO had enough information to determine that the Morrison Project would not have any significant adverse effects, the further assessment decision appears to be a way to say no without actually saying no.  In reference to the letters submitted to the original ministers as part of the original referral package, we would like to ask why those with opposing views can request a refusal of a certificate based on beliefs without having to support that belief with facts, but the proponents must have science based facts to support any opinion.”  We also asked “As the new ministers, we request that you give our application a fair and impartial review.”

In June 2018, the BC Government announced that it was changing the environmental assessment process to ensure the legal rights of First Nations are respected and the public’s expectation of a strong, transparent process is met.  Changes to B.C.'s environmental assessment process are focused on enhancing public confidence by ensuring impacted First Nations, local communities and governments and the broader public can meaningfully participate in all stages of environmental assessment through a process that is robust, transparent, timely and predictable; advancing reconciliation with First Nations; and protecting the environment while offering clear pathways to sustainable project approvals by providing certainty of process and clarity of regulatory considerations including opportunities for early indications of the likelihood of success.  A Discussion Paper was released which outlined the proposed changes and a public comment period was held.

In September 2018, an update from the BC Government on the EA revitalization process called the “What We Heard” Report was released, outlining the feedback that was received during the public comment period.

In October 2018, Management sent a comment letter to the Environmental Assessment Advisory Committee, directed to the Committee co-chairs that a requirement for the disclosure of a “vested interest” by any person or group commenting on the revitalization should have been part of the process, so that the opinions provided can be considered in the appropriate context.  In the Comment paper tabled by Lake Babine Nation (presented by Councillor Bessie West, Councillor Verna Power, Betty Patrick, and Dominique Nouvet and referenced in the “What we Heard” report), Ms. Nouvet has not identified herself as a legal professional in that report or that she (or the firm she works for) has been hired by the LBN to represent them on treaty matters.  Ms. Nouvet is not a member of the Lake Babine Nation.  She is a Member of the Law Society of B.C. and is a Senior Counsel with Woodward & Company LLP.  The firm’s website states that they “work exclusively for First Nations governments and organizations in their quest for justice”.  We believe that anyone reading the comments “submitted” by the LBN should have the knowledge that Ms. Nouvet is a legal professional that makes her living by representing First Nations in treaty matters, and is not an individual with environmental expertise or an individual that would be impacted by the development of a mine in the Lake Babine Territory.  Advocates that are motivated by personal financial consideration are not generally unbiased.

This was one of the issues that we faced during our review.  With treaty negotiations ongoing between the BC Government and the Lake Babine Nation, the Morrison project became a “political football” in both the treaty negotiation process and in the LNG pipeline process.  Both of those matters are outside of the scope of the EA process, yet had a significant impact on our relations with the Lake Babine Nation and on the Morrison review.

Management also sent the same comments (with some additional details) to George Heyman, Minister of Environment and Climate Change Strategy and to Michelle Mungall, Minister of Energy, Mines and Petroleum Resources and cc’d those comments to John Horgan, Andrew Wilkinson, Dr. Andrew Weaver, and David Eby.

PBM received a letter from Kevin Jardine, Associate Deputy Minister of the Ministry of Environment, on behalf of the Minister, George Heyman.  The letter acknowledged our comments on the EA revitalization and acknowledged our concerns relating to the EA of the Morrison Copper/Gold Project and noted that the further assessment process remains underway.

Management was following the news/information released in regards to the EA revitalization process.  The new Bill 51 – 2018 ENVIRONMENTAL ASSESSMENT ACT was given Royal Assent on November 27th.  The 3rd Reading text of the act was the one voted on and is available online at:  https://www.leg.bc.ca/parliamentary-business/legislation-debates-proceedings/41st-parliament/3rd-session/bills/third-reading/gov51-3

Before making a recommendation, the chief executive assessment officer must seek to achieve, with respect to the recommendation, consensus with participating Indigenous nations.

One of the most significant items is in Section 29 - Decision on application.  Section 4 (c) states that on receipt of a referral under subsection (1), the ministers must, within 30 days of receiving the referral, (i) issue an environmental assessment certificate to the proponent and attach any conditions to the certificate that the ministers consider necessary, including, without limitation, conditions respecting payments to be made for initiatives to mitigate effects of the project, or (ii) refuse to issue the certificate to the proponent.  Please note that the 3rd option of further assessment required is no longer available.  And the reasons for the recommendations must accompany the documents.

In July 2018, the Lake Babine Nation elected a new chief and councillors.  Gordon Alec is the new chief and many of the councillors are new to the position.  PBM has already written to the new chief congratulating him on his win and stating that we would be very pleased to be able to meet with him at his convenience to introduce ourselves and to answer any questions he may have.  In November 2018, PBM again wrote to Chief Alec and said “I reached out to you directly, disregarding the past instructions not to communicate with the Chief and Council of the Lake Babine Nation and that all communications must be directed to Dominique Nouvet, of Woodward and Co.  I would prefer to meet with you "one on one" to be able to discuss the Morrison project.  After we have come to an understanding of our matter, then we can reach out to an appropriately qualified individual to proceed with further arrangements and/or discussions, as necessary.  We hope that you will consent to a meeting where we can discuss these matters.”  To date, we have not received a response from the Chief.

The Company had also been made aware of an online video posted by Raven Trust to raise funds for a legal challenge to "Save the Morrison". In July 2018, PBM sent a letter to Raven Trust to make them aware of some incorrect or misleading statements in the video and the text presented.  The video can be found at: https://raventrust.com/save-morrison-lake/.

Outlook for 2019/20

Since the end of the period under discussion, PBM has been waiting for a response to the documents submitted to the EAO on April 4th.  The Company has continued to follow the progress of the new Environmental Assessment Act legislation which was given Royal Assent on May 16th.  At the end of May, the BC Government launched the revamped EPIC site (https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/project-details).  A major difference is the ability to search the documents and that the documents are no longer shown in the various categories as before.  PBM had submitted an application for our mining lease in 2012, which was not completed at that time because of the October 2012 decision.  The application has been restarted and a decision is expected early in July.  Also, the Company’s information can be found on the new TSX Matrix site at the following link:  https://tmxmatrix.com/company/BKM.

Pacific Booker Minerals has always intended for the Morrison Mine, which is located in an historical mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration and intends to continue that practice during the construction and operation of the mine.

Subject to receiving all required permits and authorizations, mine construction will proceed with the following activities:

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Apply for permits and other authorizations and licenses;

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Finalize our contracting strategy for Pre-production and ;

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Tender Pre-Production Contracts (EPC);

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Proceed with procurement including ordering long lead time items (i.e. HPGR, etc);

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Site Engineering Survey; and

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Detailed Engineering and Design

The Company’s audited financial statements and the Management's Discussion and Analysis (Form 51-102F1) for the year ended January 31, 2019 have been filed on sedar and are available for downloading on our website at http://www.pacificbooker.com/financials.htm.  If you would prefer a copy sent by regular mail, please complete the area on that page to request it.  The mailing information provided will be used for that purpose only.

The Annual General Meeting will be held at the Company's office on Thursday, June 27th, at 1:30 pm.  The AGM notice, information circular and proxy samples have been posted on SEDAR.

The Company also has filed its 20-F Annual Report for the year ended January 31, 2019 on the US Securities and Exchange Commission's EDGAR website at:

https://www.sec.gov/Archives/edgar/data/1319150/000121716019000058/0001217160-19-000058-index.htm and link to the 20-F can be found at:

http://www.pacificbooker.com/financials.htm.

Subsequent to the end of the period, the Company has issued 10,000 common shares on exercise of options.  The Company has not granted or cancelled any options and has not announced or completed any private placements.  All outstanding warrants were exercised during the quarter.

The Company’s current share capital is approx. 19.3 million shares fully diluted including 250,000 common shares to be issued to Glencore LC (formerly Noranda, Falconbridge, Xstrata) upon the start of commercial production as part of the purchase agreement with Noranda.

Results of Operations

A significant expense on the Statement of Comprehensive Loss is the recording of the option based payments and the offsetting contributed surplus in equity.  As a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The cost is added to our operating expenses with a corresponding increase in the Company’s equity.  The option based payment expense is allocated, in proportion to the number of options granted, to our operating expense accounts for Consulting fees, Directors fees, Investor relations fees and Professional fees.

For the three month period ended April 30, 2019 compared with April 30, 2018

There was no option based payment expense for the 2019 or the 2018 period.  The loss for the 2019 period was $208,816 compared to $47,209 for the 2018 period.  The difference between these two periods was $161,607, with 2018 lower.  The largest amount difference was in Investor Relations fees which were higher by $132,000 in the 2019 period reflecting a reduction in fees paid/payable to John Plourde in the 2018 period.  The next largest amount difference was in Shareholder information and promotion which was higher by $20,349 in the 2019 period, due to a cost for assistance with shareholder relations and additional poster printing.  The next largest amount difference was from the gain on the disposal of the company truck in the amount of $6,491 due to the trade in value of $8,000 (plus PST charged at 10%) for the truck less a book value of $2,309.  The next largest amount difference was in Professional fees, which were higher in the 2019 period by $6,382 due to an increased cost for accounting/management services.  The next largest amount difference was in Filing and Transfer agent fees which were higher in the 2019 period by $4,203 due to the warrants certificates issue cost, a higher fee paid to the TSX-V exchange and the cost for filing insider reports.  The next largest amount difference was in Travel which was higher in 2019 period by $2,523 due to a maintenance cost for the old company truck and the fees for the purchase of the new truck.  The next largest amount difference was in Depreciation which was higher by $1,886 in the 2019 period due to the depreciation on the new truck.  The next largest amount difference was in Office Rent which was higher in the 2019 period by $1,084 due to the increased rental cost on the current lease.  The other expenses were within $500 (plus or minus) of the 2018 period amounts with the difference noted as follows:  Foreign exchange gain ($461 higher in the 2019 period), Office and Miscellaneous ($160 higher in the 2019 period) and Telephone ($28 lower in the 2019 period).

During the 2019 period, the Company incurred $nil in exploration & evaluation expenditures on the Morrison property compared to $6,000 in 2018 period.

At the beginning of the period, the cash held was $564,507 (2018 - $696,395).  Cash used in operations was $36,674 (2018 - $23,164).  Cash raised from sale of shares was $1,575,565 (2018 - $73,500).  Cash used to fund exploration activities was $nil (2018 - $10,132).  Cash gained from the disposal of the truck was $2,309 (2018 - $nil).  Cash used to purchase a replacement truck was $62,633 (2018 - $nil).  The net change in cash for the period was an increase of $1,478,567 (2018 - $40,204) leaving the Company holding $2,043,074 (2018 - $736,599) in cash at the end of the period.

Liquidity

The Company does not yet have a producing mineral property.  The Company’s only source of funds has been from sale of common shares and some revenue from reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2019, the Company reported a net loss of $283,552 ($0.02 per share) compared to a net loss of $400,029 ($0.03 per share) for the year ended January 31, 2018.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in January 2020.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Glencore LC (originally Noranda Mining and Exploration Inc, which was subsequently acquired by Falconbridge Limited,   which was subsequently acquired by Xstrata LP, which was subsequently acquired by Glencore) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Related party transactions were made for services provided in the course of normal business operations with 2 directors and an officer of the Company.

•

to John Plourde, a PBM director, for shareholder relations and financing duties, in the amount of $132,000 (2018 - $nil) for the current quarter.

•

to Victor Eng, a PBM director, for consulting services, in the amount of $225 (2018 - $225) for the current quarter

•

to Ruth Swan, a PBM officer, for accounting and management services, in the amount of $12,125 (2018 - $7,088) for the current quarter.

There are no ongoing contractual or other commitments resulting from the transactions.  Fees for these services amounted to $144,350 (2018 - $7,313) for the quarter.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $2,000 (2018 - $2,000) for the current quarter.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Forward Looking Statements

This discussion does not include any forward-looking statements of a material nature in respect to the Company’s strategies.  The discussion following the heading “Outlook for 2019/20” does include a statement of future intent.  The discussion following the heading “Off-Balance Sheet Arrangements” discloses future obligations.  The Company will update or revise these forward-looking statements when and/or if there is a change in intent or future obligations.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2017	$30,013,896	$-	$784	$2,438,331	$0.19
January 31, 2018	$30,608,811	$-	$704	$400,029	$0.03
January 31, 2019	$30,472,301	$-	$811	$283,552	$0.02

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
July 31, 2017	$1	$67,333	$67,332	$0.01
October 31, 2017	$264	$54,349	$54,085	$0.00
January 31, 2018	$439	$144,743	$144,304	$0.01
April 30, 2018	$-	$47,209	$47,209	$0.00
July 31, 2018	$-	$130,703	$130,703	$0.01
October 31, 2018	$253	$42,253	$42,000	$0.00
January 31, 2019	$558	$64,198	$63,640	$0.01
April 30, 2019	$-	$208,816	$208,816	$0.01

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 6 month period ended July 31, 2017	$1	$201,641	$201,640	$0.02
for the 9 month period ended October 31, 2017	$265	$255,990	$255,725	$0.02
for the year ended January 31, 2018	$704	$400,733	$400,029	$0.03
for the 3 month period ended April 30, 2018	$-	$47,209	$47,209	$0.00
for the 6 month period ended July 31, 2018	$-	$177,912	$177,912	$0.01
for the 9 month period ended October 31, 2018	$253	$220,165	$219,912	$0.01
for the year ended January 31, 2019	$811	$284,363	$283,552	$0.02
for the 3 month period ended April 30, 2019	$-	$208,816	$208,816	$0.01

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at April 30, 2017	$4,832,500	$4,832,500
to July 31, 2017	-	-
to October 31, 2017	-	-
to January 31, 2018	-	-
As at January 31, 2018	$4,832,500	$4,832,500
to April 30, 2018	-	-
to July 31, 2018	-	-
to October 31, 2018	-	-
to January 31, 2019	-	-
As at January 31, 2019	$4,832,500	$4,832,500
to April 30, 2019	-	-
As at April 30, 2019	$4,832,500	$4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at April 30, 2017	$25,689,471	$(859,434)	$24,830,037
to July 31, 2017	11,083	-	11,083
to October 31, 2017	6,000	-	6,000
to January 31, 2018	16,999	-	16,999
As at January 31, 2018	$25,723,553	$(859,434)	$24,864,119
to April 30, 2018	6,000	-	6,000
to July 31, 2018	-	-	-
to October 31, 2018	-	-	-
to January 31, 2019	-	-	-
As at January 31, 2019	$25,729,553	$(859,434)	$24,870,119
to April 30, 2019	-	-	-
As at April 30, 2019	$25,729,553	$(859,434)	$24,870,119

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Received	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at April 30, 2017	$51,039,304	$-	$17,124,353	$134,308	$38,267,665	$29,895,992
to July 31, 2017	-	-	-	67,332	38,334,997	29,828,660
to October 31, 2017	507,751	448,050	-	54,085	38,389,082	30,730,376
to January 31, 2018	448,050	(448,050)	1	144,304	38,533,386	30,586,073
As at January 31, 2018	$51,995,105	$-	$17,124,354	$400,029	$38,533,386	$30,586,073
to April 30, 2018	73,500	-	-	47,209	38,580,595	30,612,364
to July 31, 2018	-	-	75,426	130,703	38,711,298	30,557,087
to October 31, 2018	-	-	-	42,000	38,753,298	30,515,087
to January 31, 2019	-	-	-	63,640	38,816,938	30,451,447
As at January 31, 2019	$52,068,605	$-	$17,199,780	$283,552	$38,816,938	$30,451,447
to April 30, 2019	1,575,565	-	-	208,816	39,025,754	31,818,196
As at April 30, 2019	$53,644,170	$-	$17,199,780	$208,816	$39,025,754	$31,818,196

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the end of the period, the Company has issued 10,000 common shares on exercise of options.  The Company has not issued any other common shares, announced any private placements or granted or cancelled any options.

Shares issued:
Certificate Dated	details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
April 30, 2019	balance forward			16,446,969	$ 53,644,170
May 30, 2019	Options exercised	10,000	10,000	16,456,969	$ 53,654,170

Option Transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
April 30, 2019	total outstanding	$ 1.00			2,595,000
May 30, 2019	exercised	$ 1.00	July 18, 2021	10,000	2,585,000